UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

 Sally Johnson to succeed Coram Williams as Chief Financial Officer

16th January 2020

Pearson plc today announces that Coram Williams, Group Chief Financial Officer (CFO), has informed the Board he will be leaving the company to take on a comparable role at a company based in Continental Europe. Sally Johnson, Deputy Chief Financial Officer of Pearson, will succeed Coram Williams as Chief Financial Officer on his departure. On her appointment, Sally will become an Executive Director on the Pearson Board.

Coram will step down from his position and from the Board later this year, allowing sufficient time to ensure a smooth and orderly transition to his successor.

Sally joined Pearson in 2000 and was appointed Deputy Chief Financial Officer in 2017 with responsibility for Capital Management, Financial Planning, Group Treasury and Tax. Prior to this Sally held a number of senior financial roles within Pearson, including Senior Vice President Finance of the Core business and Regional Head of Finance International. Prior to this Sally was Finance and Operations Director at Dorling Kindersley and has also held a number of finance positions at Penguin UK.

Sidney Taurel, Chair of Pearson, said:
"Sally is exceptionally well qualified to be the new CFO of Pearson. She has a deep understanding of the company and the markets we operate in and will be a strong addition to the Board bringing a focused analytical and commercial perspective. On behalf of the Board, I would like to thank Coram for his significant contribution to Pearson. He has played a fundamental role of the Company's achievements over the last five years. We wish him all the best in his new role."

John Fallon, Chief Executive of Pearson, said:
"Sally will be a tremendous addition to the senior leadership team and the Pearson board. Her knowledge of the company and deep experience in complex operational and corporate finance roles has given her the skills and vision necessary to help steer Pearson through the next phase of its evolution.

The appointment of Sally is the result of Coram's successful efforts to build a strong finance function while helping to lead the group's overall transformation, transition to digital and path to a strong financial position. Coram's leadership, integrity, commitment and temperament make him a great colleague. We wish him every success in his new role."

Coram Williams, Chief Financial Officer of Pearson, said:
"Pearson is a special company, blending market leading positions with a wider social purpose and unique culture. I've loved my time working here, and I am proud of the progress the company has made over the last few years. Pearson is in a strong financial position and we have laid the foundations to achieve future long term sustainable growth. I am now looking forward to ensuring a seamless transition to my successor, Sally Johnson, and I am confident of Sally's ability to lead Pearson through the next phase."

Sally Johnson has no details to disclose under Listing Rule 9.6.13.

Ends

For more information:
T + 44 (0)20 7010 2310
Investors: Jo Russell, Anjali Kotak
Press: Tom Steiner, Gemma Terry

Brunswick
Charles Pretzlik, Nick Cosgrove, Simone Selzer +44 (0) 207 404 5959

This announcement contains inside information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 16 January 2020
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary